SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________________ IN THE MATTER OF ENERGY EAST CORPORATION File No. 70-9609 (Public Utility Holding Company Act of 1935) ______________________________________	CERTIFICATE PURSUANT TO RULE 24

     This Certificate of Notification (the "Certificate") is filed by Energy East Corporation ("Energy East"), a New York corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The transactions proposed in the Form U-1 Application, as amended (the "Application") of Energy East in File No. 70-9609 were authorized by Order of the Securities and Exchange Commission (the "Commission") dated January 28, 2003, (the "Order"). Energy East hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act for the period April 1, 2003, through June 30, 2003.

(a)	The sales of any Common Stock or Preferred Securities by Energy East and the purchase price per share and the market price per share at the date of the agreement of sale: None
(b)

The total number of shares of Common Stock issued or issuable under options granted during the quarter under Energy East's dividend reinvestment plan and employee benefit plans or otherwise, including any plans subsequently adopted:

Under the Dividend Reinvestment Plan, 52,229 shares of Energy East common stock were issued out of treasury stock and 252,986 shares were new issuances. Under the Stock Option Plan, 3,000 shares of Energy East common stock were issued out of treasury stock. Under employee benefit plans, 17,775 shares of Energy East common stock were purchased in the open market.

(c)

If Common Stock has been transferred to a seller of securities of a company or assets being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror:

None

(d)

The name of the guarantor and of the beneficiary of any guaranteed note, Energy East Guaranty, Intermediate Holding Company Guaranty or Nonutility Subsidiary Guaranty issued during the quarter, and the amount, terms and purpose of the guaranty:

			Terms
Guarantor	Beneficiary	Amount	Start Date	Expiration Date	Purpose
Energy East Corporation	Yankee Gas Services Company	$115,000	6/1/03	6/30/04	Gas Purchases
Energy East Corporation	New Jersey Natural Gas Company and NJR Energy Services Company	$3,000,000 (1)	6/1/03	4/30/04	Gas Purchases
Energy East Corporation	New York Independent System Operator	$39,000,000 (1)	6/1/03	6/6/04	Electricity Purchases
Energy East Corporation	Tennessee Gas Pipeline Company	$250,000 (1)	6/1/03	12/31/03	Gas Purchases
RGS Energy Group, Inc.	Mirant	$1,000,000	5/9/03	4/30/04	Electricity Purchases

(1)  Guarantee was an amendment, which increased the previous amount of the guarantee.
(e)	The amount and terms of any Debentures issued during the quarter: None
(f)	The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52: None
(g)

The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

Energy East Corporation entered into the following contract:

Party	Product	Effective Date	Maturity Date	Fixed Rate	Notional Amount
Citigroup	Treasury Lock	4/24/03	7/31/03	4.902%	$50,000,000

(h)	The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter:
Name	Parent Company	Amount Invested
Energy East Enterprises, Inc.	Energy East Corporation	$514,722
(i)	A list of U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of filing: New York State Electric & Gas Corporation - May 19, 2003
(j)	The amount and terms of any Short-Term Debt issued by Energy East during the quarter: None
(k)

The amount and terms of any Short-Term Debt issued by any Utility Subsidiary during the quarter:

New York State Electric & Gas Corporation (NYSEG) issued commercial paper during the quarter ranging from $7.1 million to $96.0 million, at interest rates ranging from 1.35% to 1.50%, and with a maximum amount outstanding of $149.4 million.

The Southern Connecticut Gas Company (Southern) issued short-term debt in the form of a bank credit facility during the quarter of $4 million, at an interest rate of 1.88%, and with a maximum amount outstanding of $12 million.

Connecticut Natural Gas Corporation (CNG) issued short-term debt in the form of a bank credit facility during the quarter of $4 million at an interest rate of 1.86%, and with a maximum amount outstanding of $4 million.

(l)

The amount and terms of any Short-Term Debt issued by any Intermediate Holding Company during the quarter:

Connecticut Energy Corporation (Connecticut Energy) issued short-term debt in the form of a bank credit facility during the quarter each time in the amount of $11.6 million, at interest rates ranging from 1.75% to 1.94%, and with a maximum amount outstanding of $11.6 million.

(m)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter of each company, including Energy East, that has engaged in jurisdictional financing transactions during the quarter:

Consolidated balance sheet of Energy East as of June 30, 2003, included in Energy East's Form 10-Q for the quarter ended June 30, 2003, File No. 1-14766 and incorporated by reference.

Balance sheet of NYSEG as of June 30, 2003, included in NYSEG's 10-Q for the quarter ended June 30, 2003, File No. 1-3103-2 and incorporated by reference.

Balance sheet of Southern as of June 30, 2003, filed confidentially pursuant to Rule 104.

Consolidated balance sheet of CNG as of June 30, 2003, filed confidentially pursuant to Rule 104.

Consolidated balance sheet of Connecticut Energy as of June 30, 2003, filed confidentially pursuant to Rule 104.

Consolidated balance sheet of RGS Energy Group, Inc. as of June 30, 2003, filed confidentially pursuant to Rule 104.

(n)

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary:

Capital structure tables of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.

(o)

A retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter:

Retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.

S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

August 25, 2003	Energy East Corporation By: /s/Robert D. Kump Name: Robert D. Kump Title: Vice President, Treasurer & Secretary